UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ACQUITY GROUP LIMITED

(Name of Issuer)

Ordinary Shares, Par Value $0.0001 per share

(Title of Class of Securities)

00489C103

(CUSIP Number)

Sarkis Jebejian, P.C.

Michael Brueck

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 8, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00489C103	SCHEDULE 13D/A	Page 2 of 5 Pages

1.	Name of Reporting Person Accenture Holdings B.V.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,000,000*
	8.	Shared Voting Power 0*
	9.	Sole Dispositive Power 50,000,000*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 100%*
14.	Type of Reporting Person CO

*	Beneficial ownership of 27,815,058 Ordinary Shares (as defined below) referred to in the Schedule 13D (as defined below) was reported thereunder because Accenture Holdings (as defined below) may have been deemed to have had beneficial ownership of such Ordinary Shares as a result of the Support Agreements described in the Schedule 13D. On July 8, 2013, the Merger described in the Schedule 13D was completed, the Support Agreements terminated by their terms and Acquity (as defined below) became a wholly-owned subsidiary of Accenture Holdings.

CUSIP No. 00489C103	SCHEDULE 13D/A	Page 3 of 5 Pages

1.	Name of Reporting Person Accenture plc
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ireland
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,000,000*
	8.	Shared Voting Power 0*
	9.	Sole Dispositive Power 50,000,000*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 100%*
14.	Type of Reporting Person CO

*	Beneficial ownership of 27,815,058 Ordinary Shares referred to in the Schedule 13D was reported because (i) Accenture Holdings may have been deemed to have had beneficial ownership of such Ordinary Shares as a result of the Support Agreements described in the Schedule 13D and (ii) Accenture (as defined below), as the controlling shareholder of Accenture Holdings, may have been deemed to have had beneficial ownership of any Ordinary Shares which Accenture Holdings may have been deemed to beneficially own. On July 8, 2013, the Merger described in the Schedule 13D was completed, the Support Agreements terminated by their terms and Acquity became a wholly-owned subsidiary of Accenture Holdings.

CUSIP No. 00489C103	SCHEDULE 13D/A	Page 4 of 5 Pages

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the statement of beneficial ownership on Schedule 13D relating to ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of Acquity Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Acquity”), originally filed with the Securities and Exchange Commission on May 28, 2013 by Accenture Holdings B.V. (“Accenture Holdings”), a private company with limited liability registered in the Netherlands, and Accenture plc (“Accenture”), a company organized and existing under the laws of Ireland (collectively, the “Reporting Persons”) (as previously amended on June 6, 2013, the “Schedule 13D”). Unless otherwise indicated herein, terms used but not defined in this Amendment have the meaning ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds

Item 3 of the Schedule 13D is hereby supplemented as follows:

On July 8, 2013, pursuant to the Merger Agreement, the parties to the Merger Agreement consummated the Merger. Each of the Support Agreements terminated at the Effective Time in accordance with its terms.

Item 5.	Interest in Securities of Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b)

As a result of the consummation of the Merger, as of July 8, 2013, the Reporting Persons own all of the Ordinary Shares.

CUSIP No. 00489C103	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2013

ACCENTURE HOLDINGS B.V.

By:	/s/ Stephanie K. Schnabel
Name:	Stephanie K. Schnabel
Title:	Authorized Signatory

ACCENTURE PLC

By:	/s/ Julie Spellman Sweet
Name:	Julie Spellman Sweet
Title:	General Counsel, Secretary and Chief Compliance Officer